     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1996
                                                     REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                            BERKSHIRE HATHAWAY INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                --------------
            DELAWARE                                       04-2254452
  (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
      OF INCORPORATION OR                            IDENTIFICATION NUMBER)
         ORGANIZATION)
                   1440 KIEWIT PLAZA, OMAHA, NEBRASKA 68131
                                (402) 346-1400
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------
                                MARC D. HAMBURG
                            BERKSHIRE HATHAWAY INC.
                   1440 KIEWIT PLAZA, OMAHA, NEBRASKA 68131
                                (402) 346-1400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                --------------
                                  COPIES TO:
       R. GREGORY MORGAN                                 JOHN W. WHITE
     MUNGER, TOLLES & OLSON                         CRAVATH, SWAINE & MOORE
     355 SOUTH GRAND AVENUE                            825 EIGHTH AVENUE
 LOS ANGELES, CALIFORNIA 90071                      NEW YORK, NEW YORK 10019
         (213) 683-9100         --------------           (212) 474-1000
APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 TITLE OF EACH CLASS                     PROPOSED MAXIMUM PROPOSED MAXIMUM  AMOUNT OF
    OF SECURITIES        AMOUNT TO BE     OFFERING PRICE     AGGREGATE     REGISTRATION
  TO BE REGISTERED        REGISTERED       PER UNIT (2)    OFFERING PRICE      FEE
Class B Common Stock,
 $.1667 par value
 per share             115,000 shares(1)      $1,131        $130,065,000    $44,950(3)

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) In addition to the 115,000 shares of Class B Common Stock being registered hereby, this registration also includes a currently indeterminable amount of Class B Common Stock that may be offered and sold from time to time by Salomon Brothers Inc in the course of its business as a broker-dealer at negotiated prices relating to prevailing market prices at the time of sale.
(2) Estimated pursuant to Rule 457(c) solely for purpose of calculating the registration fee.
(3) Includes the minimum registration fee payable pursuant to Section 6(b) of the Securities Act of 1933 of $100 in connection with the Class B Common Stock that may be offered and sold from time to time by Salomon Brothers
    Inc in the course of its business as a broker-dealer as described in Note
    1 above.
                                --------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION
8(a), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                                 APRIL 2, 1996

PROSPECTUS

100,000 SHARES

BERKSHIRE HATHAWAY INC.
CLASS B COMMON STOCK
($.1667 PAR VALUE)

Berkshire Hathaway Inc. ("Berkshire" or the "Company") is offering shares of its Class B Common Stock, $.1667 par value per share (the "Class B Common Stock"). The Company will assess investor demand for shares of Class B Common Stock in this offering and intends to increase the size of the offering as necessary to satisfy demand.

The initial public offering price per share of Class B Common Stock is expected to be approximately one-thirtieth (1/30th) of the closing sale price per share of Berkshire's common stock, $5.00 par value per share (to be redesignated by the Amendment, and referred to herein, as the "Class A Common Stock"), on the New York Stock Exchange on the date of pricing. The closing sale price for the Class A Common Stock was $33,850 per share on the New York Stock Exchange on April 1, 1996, the last trading day before the date of this Prospectus.

WARREN BUFFETT, AS BERKSHIRE'S CHAIRMAN, AND CHARLES MUNGER, AS BERKSHIRE'S VICE CHAIRMAN, WANT YOU TO KNOW THE FOLLOWING (AND URGE YOU TO IGNORE ANYONE TELLING YOU THAT THESE STATEMENTS ARE "BOILERPLATE" OR UNIMPORTANT):

1. Mr. Buffett and Mr. Munger believe that Berkshire's Class A Common Stock is not undervalued at the market price stated above. Neither Mr. Buffett nor Mr. Munger would currently buy Berkshire shares at that price, nor would they recommend that their families or friends do so.

2. Berkshire's historical rate of growth in per-share book value is NOT indicative of possible future growth. Because of the large size of Berkshire's capital base (approximately $17 billion at December 31, 1995), Berkshire's book value per share cannot increase in the future at a rate even close to its past rate.

3. In recent years the market price of Berkshire shares has increased at a rate exceeding the growth in per-share intrinsic value. Market overperformance of that kind cannot persist indefinitely. Inevitably, there will also occur periods of underperformance, perhaps substantial in degree.

4. Berkshire has attempted to assess the current demand for Class B shares and has tailored the size of this offering to fully satisfy that demand. Therefore, buyers hoping to capture quick profits are almost certain to be disappointed. Shares should be purchased only by investors who expect to remain holders for many years.

FOR CERTAIN OTHER RISK FACTORS AND INVESTMENT CONSIDERATIONS, SEE "CERTAIN RISK FACTORS AND INVESTMENT CONSIDERATIONS" ON PAGE 6.
                                                        (Continued on next page)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                                                      PROCEEDS
                                                PRICE TO UNDERWRITING TO
                                                PUBLIC   DISCOUNT     COMPANY(1)
Per Class B Share.............................. $         $           $
Total(2)....................................... $         $           $

- --------------------------------------------------------------------------------
(1) Before deducting expenses payable by the Company, estimated to be $     .
(2) Berkshire has granted to the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 15,000 additional shares of Class B Common Stock, solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the total Price to Public,
    Underwriting Discount, and Proceeds to Company will be $        ,
    $             , and $          , respectively. See "Plan of Distribution."

The shares of Class B Common Stock are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Class B Common Stock will be made at the offices of Salomon Brothers Inc, or through
the facilities of The Depository Trust Company, on or about May   , 1996.

       -----------------------
        SALOMON BROTHERS INC
        -----------------------------------------------------------------------

        The date of this Prospectus is May    , 1996.

(continued from page 1)

This offering is subject to the approval and effectiveness of an amendment (the "Amendment") to Berkshire's Restated Certificate of Incorporation creating the Class B Common Stock, to be considered by Berkshire's shareholders at its annual meeting on May 6, 1996.

Berkshire has not paid a cash dividend on its common stock since 1967, and has no present intention to pay a dividend on Class B Common Stock or Class A Common Stock in the future.

Berkshire has applied to list the Class B Common Stock on the New York Stock Exchange.

Salomon Brothers Inc does not currently intend to purchase or sell shares of the Class B Common Stock following the initial offering of the shares of Class B Common Stock offered hereby, but may do so if its intention changes. Salomon Brothers Inc, acting as principal or agent, may use this Prospectus in connection with offers and sales of shares of Class B Common Stock offered hereby and any other shares of Class B Common Stock outstanding from time to time in the course of its business as a broker-dealer. Such sales, if any, will be made at prevailing market prices at the time of sale.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF CLASS B COMMON STOCK OFFERED HEREBY AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA HAS NEITHER APPROVED NOR DISAPPROVED OF THE OFFERING IN QUESTION, NOR HAS THE COMMISSIONER ACTED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). All such reports, proxy statements and other information filed with the Commission concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Class A Common Stock is listed on the New York Stock Exchange. Application has been made to list the Class B Common Stock on the New York Stock Exchange. Reports, proxy statements, information statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (herein together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of charges prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to Sections 13 and 14 of the Exchange Act (File No. 1-10125) are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Current Report on Form 8-K filed on January 16, 1996; (iii) the Company's Current Report on Form 8-K filed on February 15, 1996; (iv) the Company's Current Report on Form 8-K filed on March 27, 1996; and (v) the description of the Company's Class B Common Stock included in the Registration Statement on Form 8-A filed on April 2, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus, and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus and to be part of this Prospectus from the date of filing of such documents.

  Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Each person, including any beneficial owner, to whom a copy of this Prospectus is delivered may obtain, without charge, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests
for such copies should be directed to                       . Telephone
requests for such copies should be directed to (   )           .

                            SUMMARY OF THE OFFERING

  The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus.

Class B Common Stock..............  Class B Common Stock, $.1667 par value per share.

Size of Offering..................  100,000 shares of Class B Common Stock
                                    (115,000 shares if the Underwriter
                                    exercises its over-allotment option in
                                    full). However, the Company will assess
                                    investor demand and intends to increase
                                    the number of shares offered hereby as
                                    necessary to satisfy demand.

Use of Proceeds...................  The Company is making this offering in response to the formation of unit
                                    investment trusts unaffiliated with
                                    Berkshire that would invest only in
                                    Berkshire's Class A Common Stock or only in Class A Common Stock and the stock of other public companies in which Berkshire has or has had a publicly disclosed investment. See "The Offering". The Company expects that, in time, it will use the net proceeds for acquisitions of businesses, for augmenting the capital of its insurance subsidiaries, or for other general corporate purposes. However, the Company has no immediate or specific plans for the use of proceeds from the offering. The use of proceeds will not change even if the offering increases materially in size. See "Use of Proceeds".

Voting Rights.....................  Holders of Class B Common Stock will be entitled to one-two-hundredth (1/200th) of a vote for each share held of record on all matters submitted to a vote of shareholders.

Dividend Rights...................  Holders of Class B Common Stock will be entitled to receive dividends and
                                    distributions (including liquidating
                                    distributions) equal to one-thirtieth
                                    (1/30th) of the amount per share declared by the Company's Board of Directors for each share of Class A Common Stock.

Convertibility of Class A Common    Commencing on the fifth trading day after
Stock.............................  the initial sale of Class B Common Stock to the public, each share of Class A
                                    Common Stock may be converted into thirty
                                    (30) shares of Class B Common Stock at the holder's option at any time. Shares of Class B Common Stock are not convertible into shares of Class A Common Stock or any other security.

Common Stock Outstanding..........  As of May    , 1996, there were
                                    shares of Class A Common Stock
                                    outstanding. After giving effect to the
                                    offering, there will be       shares of
                                    Class B Common Stock outstanding (
                                    shares if the Underwriter exercises its
                                    over-allotment option in full).

                                 THE OFFERING

  Berkshire is offering shares of its Class B Common Stock, subject to approval and effectiveness of the Amendment, in response to promotions involving Berkshire stock by persons unrelated to Berkshire. In these promotions, the sponsors planned to sell interests in unit investment trusts that would hold only Berkshire stock, or only Berkshire stock and the stocks of other public companies in which Berkshire has or has had a publicly disclosed investment. These trusts planned to market themselves as "miniature" Berkshires and as a means of indirect investment in Berkshire for as little as $1,000, when Berkshire's common stock is selling for about thirty times that amount.

  Berkshire's Board of Directors and management believe that these unit investment trusts, and other similar investment vehicles that would surely be proposed if the trusts were successfully marketed, are contrary to the long-term interests of Berkshire and its shareholders. The trusts would be promoted by sales people motivated by substantial incentive commissions, who management believes would inevitably seek to sell the trusts by making misleading references to Berkshire's past performance. Investors in such trusts would bear the disadvantages of management fees, of taxes and other costs, and of sales commissions far higher than those borne by buyers of Berkshire stock on the New York Stock Exchange. Furthermore, many investors in such trusts, having been brought in by highly aggressive marketing, would be relatively unsophisticated and would have bought with totally unrealistic hopes that future growth in Berkshire's stock price would resemble its past growth.

  Moreover, if sales of the trusts were as successful as seemed likely, these new entities would have needed to acquire a large amount of Berkshire stock, thereby greatly increasing the demand for that stock, even as the supply remained constant. This new market demand seemed likely to create, at least temporarily, an unrealistic increase in Berkshire's stock price, unrelated to any change in the stock's intrinsic value, given that most Berkshire shares are held by longtime shareholders who have very low income-tax bases for their holdings and are reluctant to sell their shares regardless of the price offered for them. Over the years, annual trading in Berkshire stock has in fact been exceptionally low as a percentage of shares outstanding.

  Under these conditions, it seemed likely to Berkshire that the new promotions would have had financial consequences much like those of a 1920s-style "bull pool" in which the price of a popular stock was pushed to artificial heights through activity that combined orchestrated bursts of buying with a restricted supply. But the consequences to Berkshire stock might quite possibly be more extreme, given that, first, income taxes were low in the 1920s and did not tend to inhibit sales by existing shareholders and, second, the "bull pools" of that day were typically not driven by the tail wind of high sales commissions. Thus Berkshire believed that the new trusts destined Berkshire, against its will and without its assistance, to be associated with stock promotions that were almost sure in due course to create many disappointed investors who had not fully understood the risks they were taking.

  To be sure, there are rational arguments that a corporation should not mind a temporary and unrealistic "spike" in its stock price that occurs because of the promotional activity of others and without fault or participation of the corporation. After all, an unrealistically high stock price gives current shareholders advantages of two types: (1) they can, at least for a brief period, sell their shares at the unrealistically high price, or (2) assuming they choose not to sell and that the corporation issues stock at the unrealistically high price, they will benefit from an increase in the intrinsic value of the shares they have continued to hold.

  Current shareholders, however, can attain neither of these advantages without disadvantaging some other party. For present and future shareholders as a group, there can be no "free lunch" from a temporary spike in the price-value ratio of their stock.

  Moreover, in Berkshire's view, any advantages possibly accruing to its present shareholders from an unrealistically high stock price would not outweigh the long-term disadvantages that continuing shareholders would probably sustain as a result of Berkshire being unwillingly associated with the new aggressively-promoted unit trusts. Just as Berkshire believes that its See's Candy subsidiary would be harmed if unauthentic, poor-quality candy bearing the See's label were continuously and aggressively sold by others, Berkshire believes that its business reputation would be harmed by the new unit trusts, were these to come successfully into existence. Berkshire's reputation has been an important factor in both the Company's business and investment purchases, and also in the success of its insurance operations. Though the point is impossible to quantify, Berkshire believes that its reputation has added significantly to the Company's intrinsic value over the years. Berkshire further believes that its reputation, if it remains unimpaired, will produce substantial gains in the future as well.

  Given these conclusions, Berkshire first tried, by means of vigorous objections, to dissuade the promoters of the unit trusts from proceeding with their plans. Proving unsuccessful in that attempt, Berkshire was forced to fall back to the next-best alternative: a public offering of a newly authorized Class B Common Stock, with the offering to incorporate both unusually low sales commissions and a prospectus that appropriately emphasizes and illuminates the negatives for investors considering purchase of the shares. In creating the Class B shares, which will have economic rights equivalent to those of one-thirtieth (1/30th) of a common share of the type Berkshire has long had outstanding, Berkshire intends to provide a direct, low-cost means of investment in Berkshire so superior to the investments offered by the unit trust promoters that their products will be rendered unmarketable.

  A simple split of its shares was also considered by Berkshire. One advantage of that action was clear: It would have ended any marketing of unit trusts. However, a split would likely have encouraged unsophisticated, price-insensitive buyers to purchase shares and, absent a major new supply of shares, might well have created price irrationalities of the type apt to be produced by the unit trusts.

  Holding all the foregoing beliefs, Berkshire, while it would now still prefer, if it could, to turn back the clock to a time when it did not have to contend with the unit trusts, has decided to sell not only a minimum of about $100 million worth of Class B Common Stock as it initially announced, but also to sell enough additional Class B shares to meet whatever demand remains after prospective investors have absorbed the precautionary statements in this Prospectus. Berkshire considers this course of action to be its least-of-evils choice.

  The creation and sale of Berkshire's new Class B shares, with Class A shares (the former common stock) thereafter being convertible into Class B shares at a thirty-for-one conversion ratio, will (1) create minor advantages of convenience with respect to gift taxes for all holders of Berkshire's Class A shares, and (2) be likely to increase over time the voting power of Warren E. Buffett and Susan T. Buffett and other very long-term shareholders. But these points are incidental. The prompting reason for the creation and sale of the new Class B shares was the threat to Berkshire's reputation posed by the new, promotional unit trusts that sought to make themselves vehicles through which investors could acquire indirect interests in Berkshire stock.

  Unlike the indirect investments offered by the trusts, shares of Class B Common Stock entitle holders to the attributes of Berkshire shares, such as the power to vote on matters put to Berkshire shareholders, the right to receive Berkshire's annual report and other communications to shareholders, and the right to attend meetings of Berkshire's shareholders. See "Description of Capital Stock" for further information on the relative powers, rights, and qualifications of Class A Common Stock, Class B Common Stock, and Berkshire's authorized but presently unissued preferred stock.

  As noted above, Berkshire has structured this offering to encourage investors to make their own investment decisions, encumbered by as little pressure as possible from securities sales people pushing to earn high commissions. For investors who seek to buy Class B Common Stock, shares are expected to be available from a large group of securities dealers. However, the sales commission to dealers has been set at the lowest commercially reasonable level, so that dealers have less incentive to solicit customers who have not on their own decided to buy shares of Class B Common Stock.

  As is implicit in all of the above, Berkshire is not making the offering while having in mind any immediate and specific use for the proceeds. To the contrary, Berkshire does not have at present any identified use for additional equity capital, though it expects that, in time, the net proceeds will be used for acquisitions of businesses, for augmenting the capital of insurance subsidiaries, or for other general corporate purposes. The use of proceeds will not change even if the offering increases materially in size. See "Use of Proceeds."

  Furthermore, Mr. Buffett and Mr. Munger believe that Berkshire's Class A Common Stock, whose closing sale price was $33,850 per share on the New York Stock Exchange on April 1, 1996, the last trading day before this Prospectus' date, is not undervalued. Neither Mr. Buffett nor Mr. Munger would currently buy Berkshire shares at that price, nor would they recommend purchase by their families or friends. For investors determined to buy, however, Mr. Buffett and Mr. Munger believe that the shares of Class B Common Stock offered hereby are a superior investment to interests in the unit investment trusts.

              CERTAIN RISK FACTORS AND INVESTMENT CONSIDERATIONS

  Past Growth Rate in Berkshire Stock is Not an Indication of Future
Results. In the years since Berkshire's present management acquired control of the Company, its book value per share has grown at a highly satisfactory rate. But because Berkshire's shareholders' equity has grown to approximately $17 billion as of December 31, 1995, nothing like the growth rate of the past can be achieved in the future--and it would be clearly erroneous to think otherwise. Also, Berkshire's stock price has grown in recent years at a faster rate than Mr. Buffett and Mr. Munger judge the Company's intrinsic value to have grown. Market overperformance of that kind is likely to foster underperformance in the future.

  Increase in Book Value to Existing Berkshire Shareholders. Berkshire's book value per share as of December 31, 1995 was $14,426. On the last trading day in 1995, the closing sale price for Berkshire shares on the New York Stock Exchange was $32,100. Berkshire's book value per share continues to be far less than the market price of its shares as of the date of this Prospectus. Because the market price exceeds the book value per share, the sale of Class B Common Stock at the fractional equivalent of the market price for Class A Common Stock will result in an immediate increase in the book value per share of the shares held by existing Berkshire shareholders. The more shares of Class B Common Stock sold, the greater will be the increase in book value per share accruing to holders of Class A Common Stock.

  Convertibility of Class A Common Stock. As part of the Amendment, each share of Class A Common Stock will become convertible into thirty (30) shares of Class B Common Stock at the option of the holder on or after the fifth trading day after the initial public sale of the Class B Common Stock. Accordingly, additional shares of Class B Common Stock will become available to the market if and when holders of Class A Common Stock convert such shares. Though a Class B share may sell below one-thirtieth (1/30th) of the market price for Class A Common Stock, it is unlikely that a Class B share will sell more than fractionally above one-thirtieth (1/30th) of the market price for Class A Common Stock because higher prices than that would cause arbitrage activity to ensue.

  Risk of Downward Pressure on Class B Common Stock Market Price. Unlike the usual practice in public offerings of selling fewer shares than potential investors have expressed an interest in purchasing, the shares of Class B Common Stock to be sold by the Company in this offering, plus any shares sold if the Underwriter exercises its over-allotment option, will represent 100% of the number of shares for which the Company, through Salomon Brothers Inc and certain dealers, will have received firm indications of interest from potential investors. As a result, an active trading market in the shares of Class B Common Stock may not develop immediately after the offering since all firm indications known to the Company and Salomon Brothers Inc will have been satisfied in full, and subsequent resales of Class B Common Stock offered hereby or issued upon conversions of shares of Class A Common Stock may result in downward pressure on the price for shares of Class B Common Stock. If an active trading market does develop, there can be no assurance that such market will be sustained. Salomon Brothers Inc currently does not intend to purchase or sell shares of the Class B Common Stock following the initial offering of the shares of Class B Common Stock.

  Dependence on Key Management. Investment decisions and all other capital allocation decisions are made for Berkshire's businesses by Mr. Buffett, its Chairman, age 65, in consultation with Mr. Munger, its Vice Chairman, age 72. In addition, Ajit Jain, age 44, plays a central role in much of Berkshire's insurance business, including its "super-cat" specialty. If for any reason the services of any of these individuals, and particularly Mr. Buffett, were to become unavailable to Berkshire, there could be a material adverse effect both on Berkshire and on the market price of the Class B Common Stock.

  Super-Cat Insurance. Berkshire believes that in recent years it has been the largest writer in the world of "super-cat" insurance, whereby reinsurers (such as Berkshire) assume a risk of large losses from mega-catastrophes such as hurricanes or earthquakes. This business has produced pre-tax profits of approximately $152 million, $240 million, and $110 million in 1995, 1994, and 1993, respectively, but is virtually certain to produce huge losses in some years in the future. Berkshire's present underwriting standards (which are subject to change) seek to limit Berkshire's exposure to a loss from a single event to $1 billion.

  Absence of Shareholder-Designated Contributions Program. For some years Berkshire has let its shareholders of record designate charitable contributions to be made by the Company. In 1995 this designation amounted to $12 per share. It is anticipated that this program will continue in the future for shareholders of record of Class A Common Stock. However, shares of Class B Common Stock will not participate in the program.

  Concentration of Investments. Compared to other insurers, Berkshire's insurance subsidiaries keep an unusually high percentage of their assets in common stocks and diversify their portfolios far less than is conventional. A significant decline in the general stock market would produce a large decrease in Berkshire's book value, one far greater than likely to be experienced by most other property-casualty insurance companies. Such a decrease could have a material adverse effect on the share price for the Class B Common Stock.

                            BERKSHIRE HATHAWAY INC.

  Berkshire is a holding company owning subsidiaries engaged in a number of diverse business activities. The most important of these is the property and casualty insurance business, which Berkshire conducts through subsidiaries referred to collectively as the Berkshire Hathaway Insurance Group. See "-- Berkshire Hathaway Insurance Group." The investment portfolios of the insurance subsidiaries include meaningful equity ownership percentages of other publicly traded companies. See "--Common Stock Investments." In addition, Berkshire publishes the Buffalo News, a daily and Sunday newspaper in upstate New York, and its non-insurance subsidiaries engage in a variety of manufacturing, publication, retail, and finance businesses. See "--Non-Insurance Businesses of Berkshire."

  Operating decisions for the various insurance and non-insurance businesses of Berkshire are made by the managers of the business units. Investment decisions and all other capital allocation decisions are made for Berkshire and its subsidiaries by Mr. Buffett, Berkshire's Chairman, in consultation with Mr. Munger, its Vice Chairman.

  Berkshire's executive offices are located at 1440 Kiewit Plaza, Omaha, Nebraska 68131, and its telephone number at that location is (402) 346-1400.

 Berkshire Hathaway Insurance Group

  The Berkshire Hathaway Insurance Group (the "Group") operates a primary or direct insurance business nationwide and a reinsurance business worldwide. The largest subsidiary in the Group is National Indemnity Company ("National Indemnity"), headquartered in Omaha, Nebraska with offices also in Stamford, Connecticut.

  The Group maintains capital strength at high levels, significantly higher than normal in the industry. Statutory surplus as regards policyholders increased to approximately $19.5 billion at December 31, 1995. This capital strength differentiates Group members from their competitors. For example, in each of the past five years the Group's ratio of net premiums written to year-end statutory surplus was 10% or less. The industry average net premiums-to-surplus ratio from 1990 through 1994 ranged from 130% to 157% (based on statistics published by A.M Best & Company).

  Because it maintains large capital in relation to annual premiums written, Berkshire can pay losses under the most adverse circumstances. This obvious margin of safety is very attractive to the Group's insureds, and creates opportunities for the Group to negotiate and enter into contracts of insurance specially designed to meet unique needs of sophisticated insurance and reinsurance buyers. Berkshire's capital base also allows the Group to issue policies with limits larger than other insurance companies are typically prepared to write. Finally, large capital combined with low overhead allows the Group to respond to insurance opportunities with exceptional speed and be selective about the business it writes. The Group can forbear from writing policies when it perceives rates to be inadequate. Conversely, it can more fully utilize its capital strength when better-than-industry-average results may be expected.

  Reinsurance. The Reinsurance Division of National Indemnity, located in Stamford, Connecticut, provides excess of loss and quota share treaty reinsurance to other property/casualty insurers and reinsurers. Minimal organizational resources, but huge financial resources, are currently devoted to this business. Over the past five years, premium volume generated from reinsurance activities has totalled approximately 75% of aggregate premium volume produced by the Insurance Group.

  During 1990, management of the Group perceived declines in industry capacity and competition for mega-catastrophe excess-of-loss reinsurance coverages. Consequently, National Indemnity has written coverages for a number of such risks. Management believes that in recent years the Group has been the largest provider in the world of this type of coverage. These coverages may provide sizeable amounts of indemnification per contract (often in excess of $10 million), and a single event may result in payments under a number of contracts. This business can produce extreme volatility in reported periodic results. Accounting consequences, however, do not influence decisions of Berkshire's management with respect to this or any other business, and this fact plus the Group's extraordinary financial strength are believed to be the primary reasons why the Group has become a major provider of these coverages.

  Since 1992, there has been a substantial increase in catastrophe reinsurance capacity for the industry. Most of the additional capacity has arisen from equity capital raised by newly-formed entities. Berkshire management has observed that, in some instances, catastrophe reinsurance prices have fallen below the amounts that it considered adequate. The result was a decrease in the level of business accepted in 1995. Management anticipates that a reduced level of business will be accepted in 1996 and possibly in subsequent years as well.

  In recent years, the Group has entered into several non-traditional reinsurance arrangements known as finite-risk contracts. These contracts have become increasingly significant in the Group's business and the property/casualty insurance marketplace. These reinsurance agreements provide essentially traditional coverages but also contractually establish minimum and maximum payouts by the reinsurer. Minimum payout requirements may call for repayments to the reinsured, on specified dates, of sums not otherwise paid out by the reinsurer as losses. The amount of risk transferred, while significant, is limited. Because the period over which claims are expected to be paid can be lengthy, the time value of money is an important element in pricing and setting terms for these contracts. Transaction amounts and limits of indemnifications are likely to be large. In addition, a single contract may relate to loss occurrences in a number of lines of business that span a number of years.

  Providers of such non-traditional products need significant financial strength. Increased competition for such business and new accounting standards for ceding companies have limited the number of opportunities to write such business, particularly with respect to retroactive reinsurance coverages of past loss events. However, the occasional acceptance of such business produced considerable premium volume to the Group in 1994 and 1995.

  Primary or Direct Basis Insurance. The Group also writes insurance on a primary or direct basis (policies issued in the name of and to the insured party). The Group's primary or direct business was significantly expanded when GEICO Corporation ("GEICO") became a wholly owned subsidiary of Berkshire on January 2, 1996.

  GEICO, through its own subsidiaries, is a multiple line property casualty insurer, the principal business of which is writing private passenger automobile insurance. GEICO markets its policies to individuals in 49 states and the District of Columbia by direct response methods, which is a major aspect of GEICO's strategy to be a low-cost provider of such coverages. See "GEICO Merger and Certain Pro Forma Condensed Financial Data."

  Other Group members engaged in primary or direct basis insurance underwrite multiple lines of principally casualty coverages nationwide for primarily commercial accounts. These members write business through insurance agents and brokers. The traditional business of National Indemnity has been largely in providing liability coverages for commercial truck and bus operators and related commercial transportation activities that require specialized underwriting knowledge and techniques. The Commercial Casualty Division and Professional Liability and Special Risk Division of National Indemnity, also with offices in Stamford, solicit and underwrite especially large or unusual risks. Other member companies, referred to as "homestate operations," market various commercial coverages for standard risks to insureds in an increasing number of selected states. The Group also insures the credit card debt of policyholders through Berkshire's 82%-owned Central States Indemnity Co. of Omaha ("Central States"), which markets to individuals through credit card issuers nationwide, and provides workers' compensation insurance primarily to employers in California through Cypress Insurance Company.

  All primary or direct insurance operations employ disciplined underwriting practices that encourage rejection of underpriced risks. Other than at GEICO and Central States, premium rates for these businesses peaked in 1986 and have generally decreased thereafter. Because of the lower rates, the Group's other members have written substantially less of this business since 1986. The amount of primary or direct insurance premiums written in recent years by these businesses has stabilized at about 25% of the amount written in 1986.

  Underwriting Results and "Float". The increases in reinsurance business in recent years have produced an exceptional increase in the amount of "float" generated by the Group. Float is an estimate of the net investable funds provided by policyholders to the Group and held by it prior to payment of claims and claims adjustment expenses. Float arises because of the time lapse between the dates premiums are paid by policyholders and the dates policy costs, primarily losses and loss adjustment expenses, are paid. Float equals the sum of unpaid losses, unpaid loss adjustment expenses, unearned premiums, and other liabilities to policyholders, less the aggregate of premium balances receivable, amounts recoverable as reinsurance on paid and unpaid losses, deferred policy acquisition costs, deferred charges applicable to assumed reinsurance and prepaid income taxes. The Group generates float in exceptional amounts relative to premium volume. Since 1967, when Berkshire entered the insurance business, its float has grown at an annual compounded rate of 20.7%.

  The "cost" of float in any year is the underwriting loss that occurs when premiums earned by an insurer are less than losses and expenses incurred by the insurer for the year. In years when an underwriting profit is achieved, as the Group has in each of the past three years, the "cost" of float is negative; that is, the Group has had access to money at no cost. The following table shows the Group's pre-tax underwriting profit or loss (stated on the basis of generally accepted accounting principles and not including GEICO), average float, and approximate cost of float (compared to the year-end yield on long-term U.S. Treasury bonds) for the past five years:

                                                                      YEAR-END
                                                                      YIELD ON
                            (1)                                      LONG-TERM
                       UNDERWRITING         (2)        APPROXIMATE   GOVERNMENT
                        GAIN (LOSS)    AVERAGE FLOAT  COST OF FUNDS    BONDS
                      --------------- --------------- -------------- ----------
                      (IN $ MILLIONS) (IN $ MILLIONS) (RATIO OF 1 TO 2)
   1991..............     (119.6)         1,895.0          6.31%        7.40%
   1992..............     (109.0)         2,290.4          4.76%        7.39%
   1993..............       30.0          2,624.7     less than zero    6.35%
   1994..............      129.0          3,056.6     less than zero    7.88%
   1995..............       19.6          3,607.2     less than zero    5.95%

Underwriting results from the last three years have benefitted from the profitability of the super-cat business (see "Certain Risk Factors and Investment Considerations," page 6).

 Common Stock Investments

  Berkshire's investment portfolio, held principally through insurance subsidiaries, includes marketable equity securities valued at approximately $21.7 billion as of March 31, 1996. Such investments include:

                                                                     APPROXIMATE
                                                                     PERCENTAGE
                                                                     OF CAPITAL
                                                                        STOCK
                                                                     -----------
   American Express Company.........................................       10%
   The Coca-Cola Company............................................        8%
   The Walt Disney Company..........................................    3 1/2%
   Federal Home Loan Mortgage Company...............................        9%
   The Gillette Company.............................................       11%
   Salomon Inc......................................................       18%*
   The Washington Post Company......................................       16%
   Wells Fargo & Company............................................        7%

- --------
* Consists of common stock and convertible preferred stock.

Much information about these publicly-owned companies is available, including that released from time to time by the companies themselves.

  Mr. Buffett and Mr. Munger select marketable equity securities in much the same way as they evaluate a business for acquisition in its entirety. They seek businesses that they can understand, with favorable long-term prospects, operated by honest and competent people, and available at an attractive price. When pro-rata portions of outstanding businesses sell in the securities markets at discounts from the prices they would command in negotiated transactions involving entire companies, bargains in business ownership that are not available through corporate acquisition can be obtained indirectly through minority stock ownership.

  Berkshire is willing to take very large positions in selected companies, not with an intention of taking control, but with the expectation that excellent business results by corporations will translate over the long term into correspondingly excellent market value and dividend results for owners, minority as well as majority. Large positions of the type reflected in the table above may be less liquid than smaller positions, in that such large positions often cannot be sold readily without causing a decline in market value. However, Berkshire is willing to hold such positions for the very long term.

 Non-Insurance Businesses of Berkshire

  Berkshire's non-insurance businesses engage in a variety of manufacturing, publication, retail, and finance activities. Mr. Buffett and Mr. Munger apply the same economic principles in acquiring whole businesses as in acquiring marketable equity securities. They seek businesses they understand, with demonstrated consistent earning power, good returns on equity while employing little or no debt, and management in place. Applying these criteria, Berkshire has accumulated over many years a collection of businesses operated by managers, whom Mr. Buffett and Mr. Munger admire and trust, working with extraordinary autonomy.

  Berkshire's non-insurance businesses accounted for approximately 62% of Berkshire's consolidated revenues and 26% of consolidated net earnings in 1995 and consisted primarily of the following:

                                                        PRODUCT OR SERVICE
                                                        ------------------
See's Candies                         Manufacture and distribution of candy at retail and by
                                      catalog solicitation

World Book                            Publication and marketing of encyclopedias and other
                                      reference materials, principally by the direct sales method

Kirby, Douglas and Cleveland Wood     Manufacture and sale of home cleaning systems, principally to
 Divisions of The Scott Fetzer        distributors
 Company

Nebraska Furniture Mart and R.C.      Retailing of home furnishings
 Willey Home Furnishings

Buffalo News                          Publication of a daily and Sunday newspaper

H. H. Brown Shoe Co., Lowell          Manufacture, importing and distribution of shoes at wholesale
 Shoe, Inc. and Dexter Shoe           and retail
 Companies

Fechheimer Bros. Co.                  Manufacture and distribution of uniforms at wholesale and
                                      retail

Borsheim's and Helzberg's Diamond     Retailing of fine jewelry
 Shops

Scott Fetzer Financial Group and      Consumer and commercial financing and annuities
 other finance companies

Campbell Hausfeld and other Scott     Manufacture and sale of diverse industrial tools and products
 Fetzer Manufacturing Group
 companies

                                USE OF PROCEEDS

  The net proceeds to be received by Berkshire from the sale of the shares
offered hereby are estimated to be $         ($          if the Underwriter
exercises its over-allotment option in full). The Company is making this offering in response to the formation of unit investment trusts unaffiliated with Berkshire that would invest only in the Class A Common Stock or only in the Class A Common Stock and the stock of other public companies in which Berkshire has or has had a publicly disclosed investment. The Company expects that, in time, it will use the net proceeds for acquisitions of businesses, for augmenting the capital of its insurance subsidiaries, or for other general corporate purposes. However, the Company has no immediate or specific plans for the use of the net proceeds from the offering. The use of proceeds will not change even if the offering increases materially in size. See "The Offering."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data are derived from Berkshire's consolidated financial statements included in documents which are incorporated by reference into this Prospectus, and should be read in conjunction with such documents. See "Incorporation of Certain Documents by Reference." These financial data do not consolidate the assets or operations of GEICO. See "GEICO Merger and Certain Pro Forma Condensed Financial Data."

                                       YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------
                            1995       1994          1993          1992       1991
                          ---------  ---------     ---------     ---------  ---------
                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues:
 Sales and service
  revenues..............  $ 2,755.9  $ 2,351.9     $ 1,962.9     $ 1,774.4  $ 1,651.1
 Insurance premiums
  earned................      957.5      923.2         650.7         664.3      776.4
 Interest and dividend
  income................      474.8      426.1         354.1         364.9      347.3
 Income from investment
  in Salomon Inc........       78.8       30.1          63.0          63.0       63.0
 Income from finance
  businesses............       26.6       24.9          22.2          20.7       19.5
 Realized investment
  gain..................      194.1       91.3         546.4          89.9      192.5
                          ---------  ---------     ---------     ---------  ---------
    Total revenues......  $ 4,487.7  $ 3,847.5     $ 3,599.3     $ 2,977.2  $ 3,049.8
                          =========  =========     =========     =========  =========
Earnings:
 Before realized
  investment gain and
  cumulative effect of
  accounting change.....  $   600.2  $   433.7 (1) $   402.4 (2) $   347.7  $   315.7
 Realized investment
  gain..................      125.0       61.1         356.7          59.6      124.2
 Cumulative effect of
  change in accounting
  for income taxes......        --         --          (71.0)          --         --
                          ---------  ---------     ---------     ---------  ---------
    Net earnings........  $   725.2  $   494.8     $   688.1     $   407.3  $   439.9
                          =========  =========     =========     =========  =========
Sources of net earnings:
 Property and casualty
  insurance:
  Underwriting..........  $    10.4  $    79.9     $    19.2     $   (71.1) $   (77.2)
  Investment income.....      416.3      349.2         320.9         305.8      285.1
                          ---------  ---------     ---------     ---------  ---------
                              426.7      429.1         340.1         234.7      207.9
 Non-insurance
  businesses............      191.4      202.2         166.5         154.1      131.8
 Realized investment
  gain(3)...............      125.0       61.1         356.7          59.6      124.2
 Interest expense.......      (34.9)     (37.3)        (35.6)        (62.9)     (57.2)
 Other..................       17.0       12.3           6.7          21.8       33.2
                          ---------  ---------     ---------     ---------  ---------
Earnings before non-
 recurring charges and
 effect of accounting
 change.................      725.2      667.4         834.4         407.3      439.9
 Non-recurring charges
  and effect of
  accounting changes....        --      (172.6)(1)    (146.3)(4)       --         --
                          ---------  ---------     ---------     ---------  ---------
    Net earnings........  $   725.2  $   494.8     $   688.1     $   407.3  $   439.9
                          =========  =========     =========     =========  =========
    Net earnings per
     share..............  $     611  $     420     $     595     $     355  $     384
                          =========  =========     =========     =========  =========
    Average shares
     outstanding........  1,187,102  1,177,750     1,156,243     1,146,492  1,146,441

                                             AS OF DECEMBER 31,
                              -------------------------------------------------
                                1995      1994      1993      1992      1991
                              --------- --------- --------- --------- ---------
                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Year-end data:
 Total assets................ $29,928.8 $21,338.2 $19,520.5 $17,132.0 $14,461.9
 Borrowings under investment
  contracts and other
  debt(5)....................   1,061.7     810.7     972.4   1,154.7   1,100.5
 Shareholders' equity........  17,217.1  11,875.0  10,428.5   8,896.4   7,379.9
 Common shares outstanding,
  in thousands...............     1,194     1,178     1,178     1,149     1,146
 Shareholders' equity per
  outstanding share.......... $  14,426 $  10,083 $   8,854 $   7,745 $   6,437
                              ========= ========= ========= ========= =========

- --------
(1) Includes a charge of $172.6 representing an other-than-temporary decline in value of investment in USAir Group, Inc. preferred stock.

(2) Includes a charge of $75.3 representing the effect of the change in federal income tax rates on deferred taxes applicable to unrealized appreciation.

(3) The amount of realized gain for any given period has no predictive value, and variations in amount from period to period have no practical analytical value, particularly in view of the unrealized price appreciation now existing in Berkshire's consolidated investment portfolio.

(4) Includes a charge of $71 related to change in accounting for income taxes and $75.3 as described in (2) above.

(5) Excludes borrowings of finance businesses.

                                 GEICO MERGER
                AND CERTAIN PRO FORMA CONDENSED FINANCIAL DATA

  GEICO, through its subsidiaries, is a multiple line property casualty insurer, the principal business of which is writing private passenger automobile insurance. GEICO became an indirect wholly owned subsidiary of Berkshire on January 2, 1996 (the "Merger Date") through the merger of GEICO with an indirect Berkshire subsidiary. Berkshire subsidiaries had previously acquired shares of GEICO prior to 1980, and held almost 51% of the outstanding GEICO shares as of the Merger Date. Berkshire paid an aggregate consideration of approximately $2.3 billion in cash in the merger.

  GEICO's audited consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 are incorporated into Berkshire's Current Report on Form 8-K filed March 27, 1996, incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

  The following unaudited pro forma combined condensed financial data result from combining the separate consolidated financial data of GEICO and Berkshire.

                  PRO FORMA COMBINED CONDENSED BALANCE SHEET*
                            AS OF DECEMBER 31, 1995
                             (DOLLARS IN MILLIONS)

ASSETS                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Cash and cash equivalents...... $   758.3     Property and casualty
Investments:                                   insurance policyholder
 Securities with fixed                         liabilities..............  $ 7,655.5
  maturities...................   5,104.0     Income taxes, principally
 Marketable equity securities..  20,812.9      deferred.................    4,873.6
Receivables....................   1,213.9     Borrowings under
Goodwill.......................   2,293.7      investment agreements and
                                ---------      other debt...............    1,475.5
Other assets...................   2,432.9     Other liabilities.........    1,607.8
                                ---------                                 ---------
                                $32,615.7                                  15,612.4
                                =========                                 ---------
                                              Minority shareholders'
                                              interest...................     264.5
                                                                          ---------
                                              Total shareholders'
                                              equity....................   16,738.8
                                                                          ---------
                                                                          $32,615.7
                                                                          =========

- --------
* As if the GEICO merger had occurred on December 31, 1995, and reflecting certain pro forma adjustments which are described in Berkshire's Current Report on Form 8-K filed March 27, 1996, incorporated in this Prospectus by reference.

              PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS*
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                             (DOLLARS IN MILLIONS)

Revenues:
 Insurance premiums earned............................................ $3,744.5
 Sales and service revenues...........................................  2,755.9
 Investment income and other..........................................    631.1
 Realized investment gain.............................................    215.7
                                                                       --------
                                                                        7,347.2
                                                                       --------
Cost and expenses:
 Insurance losses and underwriting expenses...........................  3,642.5
 Cost of products and services sold...................................  1,706.7
 Selling, general and administrative..................................    816.9
 Interest expense.....................................................     90.9
                                                                       --------
                                                                        6,257.0
                                                                       --------
Earnings before income taxes and minority interest....................  1,090.2
 Income taxes and minority interest...................................    289.6
                                                                       --------
Net earnings.......................................................... $  800.6
                                                                       ========

- --------
* As if the GEICO merger had occurred as of beginning of 1995, and reflecting certain pro forma adjustments which are described in Berkshire's Current Report on Form 8-K filed on March 27, 1996, incorporated in this Prospectus by reference.

                         DESCRIPTION OF CAPITAL STOCK

  Upon approval and effectiveness of the Amendment, the authorized capital stock of the Company will consist of 1,500,000 shares of Class A Common Stock, par value $5 per share, 50,000,000 shares of Class B Common Stock, par value $.1667 per share, and 1,000,000 shares of preferred stock, no par value per share ("Preferred Stock").

  The following summary of certain provisions of the Class A Common Stock, Class B Common Stock, and Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of applicable law and the Company's Restated Certificate of Incorporation, including Article FOURTH thereof as proposed to be amended (defining the Company's capital stock) included as an exhibit to the Registration Statement of which this Prospectus is a part.

  The holders of outstanding shares of Class A Common Stock are entitled to one vote, and the holders of outstanding shares of Class B Common Stock will be entitled to one-two-hundredth (1/200th) of a vote, for each share held of record on all matters submitted to a vote of shareholders. Unless otherwise required by the Delaware General Corporation Law, the Class A Common Stock and Class B Common Stock will vote as a single class with respect to all matters submitted to a vote of shareholders of the Company.

  Mr. Buffett owns 39.8% of Berkshire's Class A Common Stock, and he shares voting and investment power over another 3.1% of such stock, which is owned by his wife Susan T. Buffett, and 0.4% of such stock, which is owned by a trust of which he is trustee but in which he has no economic interest. Mr. and Mrs. Buffett have entered into a voting agreement with Berkshire providing that, should the voting power of shares held by Mr. and Mrs. Buffett and the trust exceed 49.9% of the total voting power of Berkshire voting securities, they will vote their shares in excess of that percentage proportionally with the votes of the other Berkshire shareholders.

  Commencing on the fifth business day after the initial sale of Class B Common Stock to the public, each share of Class A Common Stock may be converted into thirty (30) shares of Class B Common Stock at the holder's option at any time. Shares of Class B Common Stock are not convertible into Class A Common Stock or any other security.

  Holders of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Class B Common Stock will be entitled to dividends equal to one-thirtieth (1/30th) of the amount per share declared by the Board of Directors for each share of Class A Common Stock. Dividends with respect to the Class B Common Stock will be paid in the same form and at the same time as dividends with respect to Class A Common Stock, except that, in the event of a stock split or stock dividend, holders of Class A Common Stock will receive shares of Class A Common Stock and holders of Class B Common Stock will receive shares of Class B Common Stock, unless otherwise specifically designated by resolution of the Board of Directors. The Company has not declared a cash dividend since 1967 and has no present intention to pay a dividend on Class B Common Stock or on Class A Common Stock (which would necessitate a one-thirtieth (1/30th) equivalent dividend on Class B Common Stock) in the future.

  In the event of the liquidation, dissolution or winding-up of the Company, holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in all assets remaining after the payment of liabilities, with holders of Class B Common Stock entitled to receive per share one-thirtieth (1/30th) of any amount per share received by holders of Class A Common Stock. Neither holders of Class A Common Stock nor Class B Common Stock shall have preemptive rights to subscribe for additional shares of either class. All outstanding shares of Class A Common Stock are, and all shares of Class B Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

  The Company may issue the Preferred Stock in one or more series. The Board of Directors is authorized to determine, with respect to each series of Preferred Stock which may be issued, the powers, designations, preferences, and rights of the shares of such series and the qualifications, limitations, or restrictions thereof, including any dividend rate, redemption rights, liquidation preferences, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications. The effect of any issuance of the Preferred Stock upon the rights of holders of the Class A Common Stock and Class B Common Stock depends upon the respective powers, designations, preferences, rights, qualifications, limitations and restrictions of the shares of one or more series of Preferred Stock as determined by the Board of Directors. Such effects might include dilution of the voting power of the Class A Common Stock and Class B Common Stock, the subordination of the rights of holders of Class A Common Stock and Class B Common Stock to share in the Company's assets upon liquidation, and reduction of the amount otherwise available for payment of dividends on Class A Common Stock and Class B Common Stock.

                             PLAN OF DISTRIBUTION

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to Salomon Brothers Inc (the "Underwriter"), and the Underwriter has agreed to purchase, the shares of Class B Common Stock offered hereby. In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all the shares offered hereby if any shares are purchased. The Underwriter proposes initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus.

  Subject to the terms and conditions set forth in separate selected dealer agreements, the Underwriter has agreed to sell to certain dealers (the "Dealers"), and each of the Dealers has individually agreed to purchase, the shares of Class B Common Stock allocated by the Underwriter for purchase by such Dealer, in each case at the public offering price set forth on the cover
page of this Prospectus less a selling concession of $      per share of Class
B Common Stock sold to such Dealer.

  After the offering pursuant to this Prospectus commences, the public offering price and such concession may be changed.

  The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments which the Underwriter may be required to make in respect of such liabilities.

  The Underwriter does not currently intend to purchase or sell shares of the Class B Common Stock following the initial offering of the shares of Class B Common Stock, but may do so if its intention changes. The Underwriter, acting as principal or agent, may use this Prospectus in connection with offers and sales of the Class B Common Stock offered hereby and any other shares of Class B Common Stock outstanding from time to time in the course of its business as a broker-dealer. Such sales, if any, will be made at prevailing market prices at the time of sale.

  The Underwriter is a wholly-owned subsidiary of Salomon Inc. The Company owns common and convertible preferred stock representing approximately 18% of the voting power of Salomon Inc. Mr. Buffett, Mr. Munger, and Louis A. Simpson, President and Chief Executive Officer--Capital Operations of GEICO, are directors of Salomon Inc. Because of such ownership and other relationships between the Company and the Underwriter, the Company may be deemed to be an affiliate of the Underwriter. Accordingly, the offering is being made pursuant to the provisions of Schedule E of the By-Laws of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

  Certain legal matters relating to the shares offered hereby will be passed upon for the Company by Munger, Tolles & Olson, Los Angeles, California, and for the Underwriter by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

  The financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of GEICO Corporation and subsidiaries incorporated by reference in the Company's Current Report on Form 8-K dated March 27, 1996, which is incorporated in this Prospectus by reference, have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESPERSON OR ANY PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPO-RATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CON-TAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information .....................................................   2
Incorporation of Certain Documents by Reference............................   2
Summary of the Offering ...................................................   3
The Offering ..............................................................   4
Certain Risk Factors and Investment Considerations.........................   6
Berkshire Hathaway Inc.  ..................................................   7
Use of Proceeds ...........................................................  11
Selected Consolidated Financial Data ......................................  12
GEICO Merger and Certain Pro Forma
 Condensed Financial Data .................................................  14
Description of Capital Stock ..............................................  16
Plan of Distribution ......................................................  17
Legal Matters .............................................................  18
Experts ...................................................................  18

     100,000 SHARES

     BERKSHIRE HATHAWAY INC.

     CLASS B COMMON STOCK
     ($.1667 PAR VALUE)

                                       -----------------------------
                                            SALOMON BROTHERS INC
                                            -----------------------------------

                                            PROSPECTUS

                                            DATED       , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses of this offering are estimated as follows:(1)

      SEC registration fee............................................ $44,950
      NASD fee........................................................ $13,507
      Blue sky fees and expenses......................................      (2)
      NYSE listing fees............................................... $ 6,775
      Printing and engraving expenses.................................      (2)
      Legal fees and expenses.........................................      (2)
      Accounting fees and expenses....................................      (2)
      Miscellaneous...................................................      (2)
                                                                       -------
        Total......................................................... $    (2)
                                                                       =======

- --------
(1) All amounts other than the SEC registration fee, NASD fee, and NYSE listing fees are estimated.
(2) To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of Delaware empowers the Company to indemnify, subject to the standards therein prescribed, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving as such with respect to another corporation or other entity at the request of the Company. Section 10 of the Company's By-Laws provides that the Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, indemnify directors and officers of the Company from and against any and all of the expenses, liabilities or other matters referred to in or covered by said Section. Additionally, as permitted by said Section and the Company's By-Laws, the Company has entered into Indemnification Agreements with each of its Directors and Officers. The description of these Indemnification Agreements under the caption "Summary of the Indemnification Agreements" on page 9 of the Company's definitive proxy statement for its May 19, 1987 Annual Meeting of Stockholders, Commission File No. 0-7413, is incorporated herein by reference.

  As permitted by Section 102 of the General Corporation Law of Delaware, the Company's Restated Certificate of Incorporation includes as Article Tenth thereof a provision eliminating, to the extent permitted by Delaware law, the personal liability of each director of the Company to the Company or any of its shareholders for monetary damages resulting from breaches of such director's fiduciary duty of care.

ITEM 16. EXHIBITS.

 EXHIBIT NUMBER                     DESCRIPTION OF DOCUMENT
 --------------                     -----------------------
 1.             Form of Underwriting Agreement*
 4.1            Article FOURTH of the registrant's Restated Certificate of
                Incorporation, as proposed to be amended (incorporated by
                reference to Exhibit A to the registrant's Definitive Proxy
                Statement dated March 18, 1996 for registrant's Annual Meeting of Shareholders to be held May 6, 1996).
 4.2            Form of Class B Common Stock certificate
 5              Opinion of Munger, Tolles & Olson
 23.1           Consent of Deloitte & Touche LLP
 23.2           Consent of Coopers & Lybrand L.L.P.
 23.3           Consent of Munger, Tolles & Olson (contained in Exhibit 5)
 24             Power of attorney (see page II-3)
 99.1           Voting Agreement dated March 15, 1996 among the registrant,
                Warren E. Buffett, Susan T. Buffett, and the Howard Buffett
                Family Trust
 99.2           Form of Selected Dealer Agreement and accompanying materials

- --------
*To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF OMAHA, STATE OF NEBRASKA, ON APRIL 1, 1996.

                                          BERKSHIRE HATHAWAY INC.

                                          By /s/     MARC D. HAMBURG
                                          _____________________________________
                                                     Marc D. Hamburg
                                           Vice President and Chief Financial
                                                         Officer

                               POWER OF ATTORNEY

  Each of the undersigned hereby constitutes and appoints Warren E. Buffett, Charles T. Munger and Marc D. Hamburg, or any one of them, each with full power of substitution and resubstitution, such person's true and lawful attorney-in-fact and agent, in such person's name and on such person's behalf, in any and all capacities, to sign any and all amendments to this Registration Statement, including any post-effective amendments, and any subsequently filed registration statement, including any amendments thereto, for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


/s/ WARREN E. BUFFETT                Chairman of the Board and       April 1, 1996
____________________________________ Director (principal
   Warren E. Buffett                 executive officer)

/s/ MARC D. HAMBURG                  Vice President and Chief        April 1, 1996
____________________________________ Financial Officer (principal
   Marc D. Hamburg                   financial officer)

/s/ DANIEL J. JAKSICH                Controller (principal           April 1, 1996
____________________________________ accounting officer)
  Daniel J. Jaksich

/s/ CHARLES T. MUNGER                Vice-Chairman of the Board      April 1, 1996
____________________________________ and Director
  Charles T. Munger

/s/ SUSAN T. BUFFETT                 Director                        April 1, 1996
____________________________________
  Susan T. Buffett

/s/ MALCOLM G. CHACE, III            Director                        April 1, 1996
____________________________________
  Malcolm G. Chace, III

/s/ WALTER SCOTT, JR.                Director                        April 1, 1996
____________________________________
  Walter Scott, Jr.

/s/ HOWARD G. BUFFETT                Director                        April 1, 1996
____________________________________
  Howard G. Buffett